SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D. C.

                                     FORM U-3A-2



        STATEMENT  BY HOLDING  COMPANY CLAIMING  EXEMPTION UNDER  RULE U-3A-2

        FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935





                        To Be Filed Annually Prior to March 1

                              KENTUCKY UTILITIES COMPANY

        hereby files with the Securities and Exchange Commission, pursuant to

        Rule 2, its  statement claiming exemption  as a holding  company from the provisions of the Public Utility Holding Company Act of 1935, and

        submits the following information:

              1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                (a)   The Claimant.  Kentucky  Utilities Company (hereinafter

        called Company) is a  Kentucky and Virginia corporation, and  has its

        principal  executive   office  at  One  Quality   Street,  Lexington,

        Kentucky  40507.  The Company is a public utility engaged principally in the production and sale of electric energy.  At December 31, 1995,

        the  Company  furnished  electric  service to  about  425,500  retail customers  in over  600 communities and  adjacent suburban  and rural areas, located  in 77 counties  in central, southeastern  and western

        Kentucky  and  one  adjoining  county  in  Tennessee;  and also  sold electric energy at wholesale in 11 municipalities, interchanged power with  two generating  and transmission  cooperatives and  supplied at

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        retail  the  major   portion  of  the   requirements  of  one   other

        municipality.   The Company also  supplied electric service  to about

        28,600 customers  in about 40  communities and adjacent  rural areas,

        located in  five counties  in southwestern  Virginia.  The  territory served  by the Company has an estimated population of about 1,000,000 and includes most of  the "Bluegrass Region" of central  Kentucky and parts of the coal  mining areas in southeastern and  western Kentucky

        and southwestern  Virginia.   Bituminous coal mining,  automotive and

        related industries, the  manufacture of paper and  paper products and of electrical  and other machinery and primary  metals processing are among the principal industries in the territory served.  Reference is made to the Company's Form 10-K for the year ended December 31, 1994,

        and Form 10-Q's for the quarters ended March 31, 1995, June 30, 1995,

        and  September 30,   1995,  for  further  information  regarding  the

        business of the Company.

              (b)  Electric Energy,  Inc.--The Company owns 12,400 shares  of the common stock, par value $100 per share, of  Electric Energy, Inc.

        (hereinafter  called EEI), an  Illinois corporation, constituting 20%

        of the outstanding voting securities of EEI.  The principal executive office of EEI is located at Joppa, Illinois.  EEI owns and operates a

        steam  electric  generating  station   having  a  capacity  of  about

        1,000,000  kilowatts  located  near   Joppa,  Illinois,  and  related

        transmission facilities  for  the purpose  of  supplying power  to  a gaseous diffusion  project of  the Department of  Energy (hereinafter called DOE) located  near Paducah, Kentucky,  under a power  contract with DOE  expiring in 2005.  The delivery commitment of EEI under its power contract with DOE is 75% of the station's annual output through


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        December 31,  2005, subject  to reduction  in certain  circumstances.

        Under  a power supply agreement  between EEI and  the four sponsoring companies which  own its common  stock (including  the Company),  the

        Company  had agreed  to  purchase, through  2005,  a portion  of  the

        capacity  of the station  not sold to  DOE and others.   However, the

        Company's  share  of  the available  capacity  was  increased  to 20%

        effective January 1, 1994.   The  Company's obligation  to provide  a

        portion  of EEI's operating expenses, taxes, and certain debt service is based upon  the amount of  the Company's annual percentage  of the

        EEI station  capacity.   At  December 31, 1995,  EEI had  outstanding

        long-term indebtedness of $130,000,000.

              For  a description  of  the organization,  business, financing,

        and  properties of  EEI, reference  is made  to the  applications and declarations (and  the amendments  and exhibits thereto)  relating to

        EEI  heretofore filed  with the  Securities and  Exchange Commission,

        under the  Public Utility Holding  Company Act  of 1935, by  EEI, the

        Company, and others in  File Nos. 70-2540, 70-2647, 70-2973, 70-3095,

        70-3120, 70-3595,  and 70-3596,  and to  the findings,  opinions, and orders of the Commission with respect thereto.

              2.  A brief description of the properties of claimant and  each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

              (a)   At  December 31, 1995,  the  Company owned  and regularly

        operated five steam  electric generating stations,  two hydroelectric


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        generating stations and two gas/oil turbine peaking stations.

        The  name plate ratings, effective capability and location of each of these electric generating stations is as follows:



                                                                Nameplate       Effective
                                                               Rating (KW)   Capability (KW)
          Steam:           Ghent         Ghent, Ky               2,226,060         1,976,000
                           Green River   South Carrollton, Ky      263,636           242,000
                           E.W. Brown    Burgin, Ky                739,534           661,000
                           Tyrone        Tyrone, Ky                137,500           136,000
                           Pineville     Four Mike, Ky              37,500            34,000
          Hydro:           Dix Dam &
                           Lock #7       Burgin, Ky                 30,297            24,000
          Gas/Oil Peaking: Haefling      Lexington, Ky              62,100            59,000
                           E.W. Brown    Burgin, Ky                357,000           377,000
                                                                 3,853,627         3,509,000

        At December 31, 1995, the Company also owned and operated about 4,012 pole miles  of transmission lines; 180  transmission substations; 473 distribution substations;  about  13,295 pole  miles of  distribution lines located in or adjacent to the communities served by the Company in  the State of Kentucky and in a  small rural area in one county in

        Tennessee.   The Company also  owned at December 31,  1995, about 245

        pole  miles of  electric transmission  lines serving  15 transmission substations, 54  distribution substations and about  1,036 pole miles of  distribution lines located in  or adjacent to  the 40 communities

        served  by it,  all  located  in the  State  of  Virginia.   Kentucky

        Utilities  has   major  interconnection  ties   with  the   following

        companies:

        UTILITY                        LOCATION                  TIE VOLTAGE

        Ohio Power Company             Kenton to Hillsboro             138 kv

        Kentucky Power Company         Rodburn to Morehead              69 kv

        Louisville Gas & Electric      Green River Steel to Cloverport 138 kv

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


                                       Hardinsburg to Cloverport      138 kv
                                       Finchville to Middletown        69 kv
                                       Eastwood to Shelbyville         69 kv

        Tennessee Valley Authority     Pocket to Phipps Bend          500 kv
                                       Livingston to Calvert          161 kv
                                       Livingston to Ky. Dam          161 kv
                                       Pineville to Pineville         161 kv
                                       KU Park to Pineville        161-69 kv
                                       Paducah to Ky. Dam              69 kv
                                       Paducah/Princeton to Ky. Dam    69 kv

        East Kentucky RECC             44 ties in Kentucky     161-138-69 kv

        Owensboro Municipal Utilities  Hardin County to Smith         345 kv
                                       Green River Steel to Smith     138 kv
                                       Green River Steel to Smith      69 kv

        Ohio Valley Electric           Carrollton to Clifty           138 kv

        Electric Energy Inc            Grahamville to C-33A           161 kv

        CINergy                        Ghent to Speed                 345 kv
                                       Ghent to Batesville            345 kv
                                       Ghent to Fairview              138 kv

        Big Rivers Rural Elect. Coop.  Hardinsburg to Hardinsburg     138 kv


              Reference  is made  to  the Company's  Form 10-K  for the  year ended December  31,  1994  and Form 10-Q's  for  the  quarters  ended

        March 31, 1995, June 30, 1995, and September 30, 1995, for additional information with respect to the properties owned by the Company.

              (b)   See paragraph (b) under Item 1 above and filings with the

        Securities  and  Exchange  Commission   referred  to  therein  for  a

        description of the properties of EEI.

              3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
              (a) Number of KWH of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.
              (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside of the State in which each such company is organized.

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


              (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside of the State in which each such company is organized, or at the State line.
              (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              The information  required by this  item, so far  as applicable,

        is included as  Exhibit D.  Neither the  Company, nor EEI engages  in the business of selling or distributing gas.



              The Company  is predominantly  a public  utility company  whose operations  as such do  not extend beyond  the States in  which it is organized  (Kentucky and  Virginia)  and  States  contiguous  thereto

        (Tennessee)  and, on  the  basis of  the  foregoing, is  entitled  to

        exemption  as   a  holding  company  pursuant   to  paragraph (2)  of

        Section 3(a)  of the Public Utility  Holding Company Act  of 1935 and

        paragraph (a) (2) of Rule 2 of  the Commission promulgated under said

        Act.  EEI, an Illinois corporation, owns property and operates in the

        State of Illinois  and supplies power to  the DOE project located  in

        Kentucky.   Reference is  made to the  exhibits filed  herewith.   In

        1995,  the   Company  received   dividends  from  EEI   amounting  to

        $2,420,312.09.

              4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
              (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or

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

        indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              The Company did  not hold directly  or indirectly any  interest in an EWG or  a foreign utility  company during the reporting  period and therefore, has no information to report under this item.


































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                                    * * * * * * *

                  In  making and  filing this  statement, Kentucky  Utilities

        Company specifically reserves the right  to apply at any time in  the future  to the  Securities  and Exchange  Commission (a) pursuant  to

        Section 2 (a)(7) of the Public Utility  Holding Company Act of  1935,

        for  an order declaring it is  not a holding company under clause (a)

        of said section by reason of its investment in EEI, and/or (b) for an order  exempting it from the provisions of the Public Utility Holding

        Company Act of 1935  pursuant to Section 3(a) or any  other provision of said Act or any rule  or regulation of the Commission  thereunder.

        Neither  the  making  and  filing  of  this  statement  nor  anything contained  herein shall constitute or be construed to be an admission that Kentucky Utilities Company is not entitled to any such order.

                  The above-named  claimant has caused  this statement to  be duly  executed on its behalf by its authorized officer on this 28th day of February, 1996.



                                          KENTUCKY UTILITIES COMPANY





                                        By   /s/ Michael R. Whitley
                                             Michael R. Whitley
                                             Chairman of the Board and President



        (Corporate Seal)

        Attest:



        /s/ George S. Brooks II
        George S. Brooks II, Corporate Secretary


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

        Names and addresses of persons to whom notices and correspondence concerning this statement should be addressed:

                              Michael R. Whitley
                              Chairman of the Board and President
                              Kentucky Utilities Company
                              One Quality Street
                              Lexington, Kentucky  40507

                              Robert A. Yolles
                              Jones, Day, Reavis & Pogue
                              77 West Wacker
                              Chicago, Illinois  60601-1692



        Exhibit A-1         Balance Sheet of Kentucky Utilities Company
                            as of December 31, 1995.

        Exhibit A-2         Statement of Income of Kentucky Utilities Company
                            for the year 1995.

        Exhibit A-3         Statement  of  Surplus   of  Kentucky   Utilities
                            Company for the year 1995.

        Exhibit A-4         Balance Sheet of Electric Energy, Inc., as of
                            December 31, 1995.

        Exhibit A-5         Statement  of  Income  and  Surplus  of  Electric
                            Energy, Inc., for the year 1995.

        Exhibit B           Not required at this time

        Exhibit C           Not applicable

        Exhibit D           Statement showing sales and purchases of electric
                            energy  for the  calendar  year 1995  by Kentucky
                            Utilities Company and Electric Energy, Inc.







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                                                                  EXHIBIT A-1
                                                                  Page 1 of 2

                              KENTUCKY UTILITIES COMPANY

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1995
                              (in thousands of dollars)

                                        ASSETS


        UTILITY PLANT

        Original Cost of Plant in Service                      $ 2,394,018
        Construction Work in Progress                               61,410

            Total                                                2,455,428
        Less:  Reserves for Depreciation                           997,366

            Total                                                1,458,062


        INVESTMENTS AND FUNDS (1)

        Ohio Valley Electric Corporation                               250
        Property Not Used in Operations,
            less Accumulated Depreciation                            2,819
        Investment in Associated Companies
            Electric Energy, Inc.                                    2,145
            Lexington Utilities Co.                                      1
        Other Investments                                              502
        Special Funds                                                6,241
                                                                    11,958

        CURRENT ASSETS

        Cash and Cash Equivalents                                    5,697
        Accounts Receivable Less Reserve of $455                    49,409
        Receivables from Associated Companies                           62
        Fuel, Principally Coal, at Average Cost                     29,438
        Materials and Supplies, at Average Cost                     23,064
        Prepaid Expense and Other                                   18,463
        Accrued Utility Revenues                                    27,900
                                                                   154,033

        DEFERRED DEBITS                                             35,935

                                                               $ 1,659,988

        (1) Investments and funds are stated at cost except for Electric Energy, Inc., which is stated at equity in underlying book value.






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                                                                  EXHIBIT A-1
                                                                  Page 2 of 2

                              KENTUCKY UTILITIES COMPANY

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1995
                              (in thousands of dollars)

                                 LIABILITIES & EQUITY


        CAPITALIZATION

            Common Stock Equity
             Common Stock                                      $   308,140
             Retained Earnings                                     268,143
             Unappropriated Undistributed
               Subsidiary Earnings                                     849
             Capital Stock Expense                                    (595)

               Total Common Stock Equity                           576,537

            Preferred Stock                                         40,000
            Long-Term Debt                                         545,980

               Total Capitalization                              1,162,517


        CURRENT LIABILITIES

            Long-Term Debt Due Within One Year                          21
            Short-term Borrowings                                   55,600
            Accounts Payable                                        38,000
            Customers' Deposits                                      6,876
            Accrued Taxes                                            5,201
            Accrued Interest                                         7,556
            Other                                                   22,057
                                                                   135,311

        DEFERRED CREDITS AND OPERATING RESERVES

            Investment Tax Credit, Being
             Amortized Over Twenty-Five Years                       34,180
            Deferred Income Taxes                                  231,717
            Regulatory Tax Liability                                57,726
            Other                                                   38,537
                                                                   362,160

                                                               $ 1,659,988




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                                                                  EXHIBIT A-2
                                                                  Page 1 of 1

                              KENTUCKY UTILITIES COMPANY

                                 STATEMENT OF INCOME
                               AS OF DECEMBER 31, 1995
                              (in thousands of dollars)


        ELECTRIC OPERATING REVENUES                            $   686,430

        OPERATING EXPENSES AND TAXES

            Electric Power Purchased                                69,579
            Fuel, Materials, Labor, etc.,
             Used in Operations                                    311,271
            Maintenance of Utility Plant                            62,592
            Provision for Depreciation                              75,080
            Federal and State Income Taxes                          44,670
            Property and Other Taxes                                14,694
        Total Operating Expenses and Taxes                         577,886


        NET OPERATING INCOME                                       108,544

        OTHER INCOME AND DEDUCTIONS

            Allow. for Funds Used Dur. Const.                           70
            Interest and Other (Net)                                 5,914
            Equity in Earnings of Subsidiary
             Companies                                               2,321

        GROSS INCOME                                               116,849

        INTEREST CHARGES

            Interest on Long-Term Debt                              36,095
            Other Interest Charges                                   4,021
            Allowance for Borrowed Funds Used
             During Construction                                      (109)

        Total Interest Charges                                      40,007

        NET INCOME                                             $    76,842










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                                                                  EXHIBIT A-3
                                                                  Page 1 of 1

                              KENTUCKY UTILITIES COMPANY

                                 STATEMENT OF SURPLUS
                               AS OF DECEMBER 31, 1995
                              (in thousands of dollars)

                                    EARNED SURPLUS


        Balance December 31, 1994                              $   257,656

        Add:
            Net Income for 1995                                     76,842

        Less:
             Dividends:
               Preferred Stock 4 3/4%                                  950
               Preferred Stock 6.53%                                 1,306
               Common Stock                                         63,250
               Preferred Stock Redemption Expense                        -


                                                                    65,506

        Balance December 31, 1995                              $   268,992

















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                                                                  EXHIBIT A-4
                                                                  Page 1 of 2
                                ELECTRIC ENERGY, INC.

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1995
                              (in thousands of dollars)

                                        ASSETS


        UTILITY PLANT                                           Unaudited

        Utility Plant in Service                               $   340,745
        Construction Work in Progress                                1,177
               Total                                               341,922

        Less:  Accumulated Depreciation of Utility Plant           232,298

               Total Utility Plant, Net                            109,624

        CURRENT ASSETS

        Cash                                                           145
        Working Funds                                                   40

        Receivables:
            Accounts Receivable                                     12,567
            Receivables from Associated Companies                   11,535
               Total Receivables                                    24,102
        Fuel Inventory                                               8,577
        Plant Materials and Supplies Inventory                       5,948
        Prepayments                                                    735
               Total Current Assets                                 39,547

        OTHER ASSETS

        Unamortized Debt Expense                                       657
        Other Deferred Debits                                       22,151
               Total Other Assets                                   22,808

        Total Assets                                           $   171,979










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                                                                  EXHIBIT A-4
                                                                  Page 2 of 2
                                ELECTRIC ENERGY, INC.

                                    BALANCE SHEET
                               AS OF DECEMBER 31, 1995
                              (in thousands of dollars)

                         STOCKHOLDERS' EQUITY AND LIABILITIES


        STOCKHOLDERS' EQUITY

        Common Stock                                           $     6,200
        Retained Earnings                                            2,634
               Total Stockholders' Equity                            8,834

        LONG-TERM DEBT                                             130,000


        CURRENT LIABILITIES

        Notes Payable, Bank                                         10,000
        Accounts Payable                                            13,032
        Accounts Payable to Sponsoring Companies                     2,059
        Accrued Interest                                               527
        Dividends Payable                                            2,572
        Accrued Taxes Other Than Income                                  9
        Accrued Income Taxes                                          (905)
               Total Current Liabilities                            27,294

        OTHER LIABILITIES

        Provision for Injuries and Damages                             576
        Postretirement Benefit Liability                             2,113
        Pension Liability                                            2,822
        Deferred Taxes                                                 340
               Total Other Liabilities                               5,851

        Total Stockholders' Equity and Liabilities             $   171,979









                                         -15-
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                                                                  EXHIBIT A-5
                                                                  Page 1 of 1
                                ELECTRIC ENERGY, INC.

                             YEAR ENDED DECEMBER 31, 1995
                              (in thousands of dollars)

                           STATEMENT OF INCOME AND SURPLUS


        OPERATING INCOME                                        Unaudited

        Operating Revenues
            Sales to Department of Energy                      $   160,116
            Sales to Other Electric Utilities                       63,629
          Other Electric Revenues                                       68
               Total Operating Revenues                            223,813

        OPERATING EXPENSES

        Purchased Power                                             61,520
        Fuel                                                        78,304
        Operation                                                   19,133
        Maintenance                                                 17,941
        Depreciation                                                15,427
        Income Taxes                                                 7,729
        Taxes Other Than Income Taxes                                1,912

               Total Operating Expenses                            201,966

        Income From Operations                                      21,847

        OTHER (INCOME) AND EXPENSE

        Interest Income                                              (106)
        Interest Expense                                            10,316
        Other, (Net)                                                   243

               Total Other (Income) and Expense                     10,453

        Net Income                                             $    11,394


        Retained Earnings Beginning of Year                    $     2,634

        Add:  Net Income                                            11,394

        Less:  Dividends Declared                                   11,394

        Retained Earnings End of Year                          $     2,634








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

                                                                    EXHIBIT D
                                                                  Page 1 of 1

                        SALES AND PURCHASES OF ELECTRIC ENERGY

                                  CALENDAR YEAR 1995



                                        Kentucky              Electric
                                      Utilities Co.         Energy, Inc.
        KWH Sold (at retail
            or wholesale)            17,417,553,838       12,011,000,159

        KWH Distributed at
            retail outside of
            state in which
            organized                       143,707        8,977,094,159  (a)

        KWH Sold at wholesale
            outside of state in
            which organized or
            at state line             1,132,214,000  (d)                  (b)

        KWH Purchased outside
            of state in which
            organized or at
            state line                  193,563,000  (c)



        (a) Represents energy sold to Paducah, Kentucky, Project of Energy Research and Development Administration.

        (b) In 1995 Electric Energy, Inc., sold to Kentucky Utilities Company 1,536,874,000 kilowatt-hours of energy, which was metered at the Joppa, Illinois, Generating Station of Electric Energy, Inc., and delivered to Kentucky Utilities Company at the Paducah, Kentucky, project of the Energy Research and Development Administration.

        (c) Not  including the  1,536,874,000  kilowatt-hours purchased  from
            Electric  Energy,  Inc.,  delivery   of  which  was  received  in
            Kentucky, as stated in footnote (b) above.

        (d) Not including the 45,458,000 kilowatt-hours sold to Electric Energy, Inc.




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